                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)



                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995


                          COMMISSION FILE NO. 0-23854



                                  COLE TAYLOR
                             FINANCIAL GROUP, INC.

                          401(K) / PROFIT SHARING PLAN



                       COLE TAYLOR FINANCIAL GROUP, INC.
                        350 EAST DUNDEE ROAD, SUITE 300
                         WHEELING, ILLINOIS 60090-3199
           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.



                              Page 1 of 16 pages.
                            Exhibit Index on page 2.

FINANCIAL STATEMENTS
- --------------------

ITEMS 1 - 3.

Omitted in accordance with Item 4.

ITEM 4.

The Cole Taylor Financial Group, Inc. 401(k) / Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1
- - 3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:


 .   Independent Auditors' Report,

 .   Statements of Net Assets Available for Plan Benefits at December 31, 1995
    and 1994,

 .   Statements of Changes in Net Assets Available for Plan Benefits for the
    Years Ended December 31, 1995 and 1994,

 .   Notes to Financial Statements,

 .   Supplementary Schedules - 1995

EXHIBITS
- --------

    23.1 Consent of KPMG Peat Marwick LLP                 -- page 18

                          INDEPENDENT AUDITORS' REPORT

The Trustees
Cole Taylor Financial Group, Inc.
   401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Cole Taylor Financial Group, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Cole Taylor Financial Group, Inc. 401(k) Profit Sharing Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions - series and transactions in the same security are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s KPMG PEAT MARWICK LLP

June 14, 1996

COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 1995 and 1994

=====================================================================================
                                                          1995                 1994
- -------------------------------------------------------------------------------------
Assets:
  Cash                                                    $   124,147          19,227
  Investments, at fair value:
    Money market funds                                        808,385         790,939
    Mutual funds                                              125,567          94,213
    Certificates of deposit                                   239,021         296,882
    United States Treasury notes                            1,265,877         502,656
    United States Government agencies                       1,169,069       1,018,133
    Corporate obligations                                     851,128       1,160,374
    Common stocks                                           2,610,348       1,750,234
    Collateralized mortgage obligations                          -             11,267
    Cole Taylor Financial Group Common Stock Fund           1,769,168         605,430
    Cole Taylor Bank Collective trust funds:
      Money Market Fund                                          -            775,876
      Balanced Fund                                         1,182,702       1,104,195
      Bond Fund                                               641,575         438,966
      Stock Fund                                            2,404,710       1,646,690
- -------------------------------------------------------------------------------------
                                                           13,191,697      10,215,082
- -------------------------------------------------------------------------------------
  Contribution receivables:
    Employee                                                   60,687          63,666
    Employer                                                  516,524         688,654
- -------------------------------------------------------------------------------------
                                                              577,211         752,320
- -------------------------------------------------------------------------------------
  Interest receivable                                          84,537          78,698
  Other (payables) receivables                                 (3,328)          4,364
- -------------------------------------------------------------------------------------
Net assets available for plan benefits                    $13,850,117      11,050,464
=====================================================================================

See accompanying notes to financial statements.

COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN


Statements of Changes in Net Assets Available for Plan Benefits


Years ended December 31, 1995 and 1994

=====================================================================================
                                                                 1995          1994
- -------------------------------------------------------------------------------------
Additions:
  Net appreciation (depreciation) in fair value of
    general trust fund investments                           $   737,620     (446,718)
  Net investment gain from collective trust funds              1,155,071       15,006
  Interest and dividend income                                   383,782      330,389
  Employer contributions                                       1,010,377      831,132
  Employee contributions                                       1,402,248    1,430,109
- -------------------------------------------------------------------------------------
Total additions                                                4,689,098    2,159,918
Deductions - payments to participants                         (1,889,445)  (2,363,319)
- -------------------------------------------------------------------------------------
Net increase (decrease) in net assets available for
  plan benefits                                                2,799,653     (203,401)
Net assets available for plan benefits:
  Beginning of year                                           11,050,464   11,253,865
- -------------------------------------------------------------------------------------
  End of year                                                $13,850,117   11,050,464
=====================================================================================

See accompanying notes to financial statements.

COLE TAYLOR FINANCIAL GROUP, INC.
401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 1995 and 1994
===============================================================================
(1) Description of Plan

     The following description of the Cole Taylor Financial Group, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information about the Plan. Participants should refer to the plan document for a more complete description of the Plan's provisions.

       Participating Employers

     The participating employers in the Plan are Cole Taylor Financial Group, Inc., Cole Taylor Bank, CT Mortgage, and Cole Taylor Finance Co. and Subsidiaries. Collectively, the aforementioned are known as the Cole Taylor Financial Group, Inc. (the Company).

       General

     The Plan is a defined contribution plan covering all employees of the Company who have completed six months of continuous service during which they have completed 500 hours of service, as defined in the Plan, and are at least 21 years old. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. All Plan expenses are paid by the Company.

       Contributions

     Each year, participants may contribute up to 15% of pre-tax annual compensation subject to Internal Revenue Service limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contributions plans including Flex Contributions which are defined as excess employee welfare benefit plan credits not used.

     Commencing October 1, 1994, the Company has contributed 100% of the first 1% (Employer Base Matching Contributions) and 50% of the next 2% to 6% of compensation (Employer Excess Matching Contribution) that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's board of directors. These employer contributions are invested in the fund designated by the participant's direction.

       Participants' Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations of contributions are based on participants' eligible compensation. Plan earnings are allocated based on participants' account balances in the respective funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.




                                                                     (Continued)

COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

- --------------------------------------------------------------------------------

     Forfeitures of terminated participants' noninvested account balances are used by the Company as a credit toward the Employer Matching Contributions, Employer Base Contributions, or Employer Excess Contributions and allocated as such.

       Vesting

     Participants are immediately vested in their voluntary pre-tax contributions, Employer Base Matching Contributions, and Employer Base Contributions plus actual earnings thereon. Participants vest in their Employer Excess Matching Contributions and Employer Excess Contributions plus actual earnings thereon in accordance with the following schedule:

===============================================================================
     Number of completed                                              Vested
       years of service                                             percentage
- -------------------------------------------------------------------------------
     Less than one year                                                    0%
     One year but less than two years                                     20
     Two years but less than three years                                  40
     Three years but less than four years                                 60
     Four years but less than five years                                  80
     Five years or more                                                  100
===============================================================================

     Participants also become fully vested upon their attainment of age 65, permanent disability or death.

       Investment Options

     Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments in any of the following investment options:

       Money Market Fund - Funds are invested in money market instruments issued by the U.S. Government and large corporations.

       Bond Fund - Funds are invested primarily in bonds issued by the U.S. Government and large corporations.

       Balanced Fund - Funds are invested in both corporate or government bonds and common stocks.

       Equity Fund - Funds are invested primarily in common stocks.



                                                                     (Continued)

COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

===============================================================================

     Beginning in October of 1994, upon enrollment in the Plan, participants may also direct employee contributions in 10% increments in the:

       Company Stock Fund - Funds are invested in Cole
       Taylor Financial Group, Inc. common stock.

     Participants may change their investment options quarterly.

       Payment of Benefits

     On termination of service, death, disability or retirement, participants with a vested account balance of less than $3,500 will receive a single lump-sum distribution. Participants with a vested account balance in excess of $3,500 may elect to defer receipt of the lump-sum distribution to a later date.

       Drovers Transfer Fund

     Participants' account balances transferred from a Cole Taylor Bank predecessor plan were credited to the Drovers Transfer Fund. The related transferred assets are invested in certificates of deposit, issued by Cole Taylor Bank, which earn interest at the greater of 9-1/2% or a floating rate tied to average treasury bill rates. Participants with Drovers Transfer Fund account balances can elect to have their account balances transferred to the General Trust Fund each January. Participants in Drovers Transfer Fund are fully vested and may be paid in the form of an annuity or a lump-sum distribution subject to provisions in the Plan.

 (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

     The accompanying financial statements of the Plan have been prepared on the accrual basis.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reported period. Actual results may differ from those estimates.

       Investments

     The Plan's investments are stated at quoted market prices except for certificates of deposit which are stated at principal plus capitalized interest which approximates fair value. Unrealized gains or losses on investments are recorded currently in the accounts of the Plan.

     The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its general trust fund investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The Plan also presents in the statements of changes in net assets, the net investment gain from the collective trust funds which consists of the realized and unrealized appreciation (depreciation) on those investments, dividend income and interest income.



                                                                     (Continued)

COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

================================================================================

       Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and shall be entitled to a distribution of their accounts.

       Tax Status

     The Plan had received an original favorable determination letter from the Internal Revenue Service dated, March 17, 1986, indicating the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore the Trust, forming a part of the Plan, is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code.

     The Plan has been amended since receiving the determination letter and received a favorable determination on the proposed amendments in a letter dated April 3, 1995.

     The Plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

        Reclassifications

     Certain 1994 items have been reclassified to conform to the 1995 presentation.

 (3) INVESTMENTS

     The Plan's investments are held by a bank-administered trust fund. Investments that represent 5% or more of total plan assets at December 31, 1995 and 1994 are as follows:

================================================================================
                                                          1995        1994
- --------------------------------------------------------------------------------
     Money Market Funds                                $  808,385    790,939
     Cole Taylor Bank Collective Money Market Fund           -       775,876
     Cole Taylor Bank Collective Balanced Fund          1,182,702  1,104,195
     Cole Taylor Bank Collective Stock Fund             2,404,710  1,646,690
     Cole Taylor Financial Group Common Stock Fund      l,769,168    605,430
================================================================================




                                                                     (Continued)

COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

================================================================================

     The following table presents the net appreciation (depreciation) in the fair values of the investments for the year ended December 31, 1995 and 1994:

================================================================================
                                                 1995       1994
 -------------------------------------------------------------------------------


     Mutual funds                           $  23,901     (8,922)
     U.S. Treasury notes                       29,086    (44,953)
     U.S. Government agencies                  48,210    (96,773)
     Corporate obligations                    144,252   (141,404)
     Common stocks                            491,660   (153,810)
     Collateralized mortgage obligations          511       (856)
 -------------------------------------------------------------------------------

                                            $ 737,620   (446,718)
================================================================================

(4)  TRANSACTIONS WITH RELATED-PARTIES

     The Company acts as the Plan trustee and is custodian of all the Plan's assets. At December 31, 1995 and 1994 the Plan held certificates of deposit issued by the Company totaling $239,021 and $296,882, respectively and interest earned thereon during the years then ended totaled $27,275 and $32,813, respectively, $5,714 and $7,109 of which was receivable, respectively, at year end.

     The Company and its employees collectively own 71%, 99%, and 40% of the net assets of the Stock, Balanced, and Fixed Income Collective Trust Investment Funds, respectively, at December 31, 1995. The Company and its employees collectively owned 82%, 97%, 46%, and 100% of the net assets of the Stock, Balanced, Fixed Income, and Money Market Collective Trust Investment Funds at December 31, 1994.

     At December 31, 1995 the Plan held 59,219 shares of common stock of the Company totaling $1,769,168. At December 31, 1994, the Plan held 28,830 shares of common stock of the Company totaling $605,430. Dividends earned during the years then ended totaled $15,174 and $1,441, respectively, of which $4,145 and $1,441 was receivable in other (payables) receivables at year end.

(5)  SUBSEQUENT EVENT/DEFINITIVE AGREEMENT

     On June 13, 1996, the Company announced a transaction whereby Cole Taylor Bank, one of the participating employers in the Plan, would be split-off from the Company to one of the Company's largest shareholders, the Taylor Family. Upon consummation of the transaction the operations of the Company and Cole Taylor Bank would be entirely separate and under different ownership. This transaction may result in information of material interest to participants in the Plan. Such information would be disclosed as details become available. Management is unable to determine the impact of the announced transaction to the Plan.

                                                                     (Continued)

COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

- --------------------------------------------------------------------------------

(6)  Separate Fund Information

     The following tables present information regarding the net assets available for plan benefits and the changes in net assets available for plan benefits by investment fund as of and for the years ended December 31, 1995 and
     1994.
- --------------------------------------------------------------------------------

                                                         December 31, 1995
                                                       Participant directed
                                 ------------------------------------------------------------
                                                                                                    Non-
                                                                                                participant
                                 Money                                             Company       Directed     Drovers
                                 Market        Balanced      Bond       Equity      Stock        General      Transfer
                                  Fund           Fund        Fund        Fund        Fund       Trust Fund      Fund         Total
- -----------------------------------------------------------------------------------------------------------------------------------
Assets:
  Cash                           $  -           33,467      12,966      77,624           90         -           -           124,147
  Investments:
    Money market funds           774,080          -           -           -            -          34,305        -           808,385
    Mutual funds                    -             -           -           -            -         125,567        -           125,567
    Certificates of deposit         -             -           -           -            -            -        239,021        239,021
    United States Treasury
     notes                          -             -           -           -            -       1,265,877                  1,265,877
    United States Government
     agencies                       -             -           -           -            -       1,169,069        -         1,169,069
    Corporate obligations           -             -           -           -            -         851,128        -           851,128
    Common stocks                   -             -           -           -            -       2,610,348        -         2,610,348
    Cole Taylor Financial
     Group Common
     Stock Fund                     -             -           -           -       1,769,168         -           -         1,769,168
    Cole Taylor Bank Collective
     trust funds:
      Balanced Fund                 -        1,182,702        -           -            -            -           -         1,182,702
      Bond Fund                     -             -        641,575        -            -            -           -           641,575
      Stock Fund                    -             -           -      2,404,710         -            -           -         2,404,710
  Employee contributions
   receivable                      9,458        11,514       3,452      22,920       13,343         -           -            60,687
  Employer contributions
   receivable                     15,589        24,419      10,141      56,272       32,703      377,400        -           516,524
  Interest receivable              3,483            81          71         198           85       74,905       5,714         84,537
  Other (payables)
   receivables                    (1,735)         (482)       (587)        866        1,588       (2,978)       -            (3,328)
- ------------------------------------------------------------------------------------------------------------------------------------

Net assets available for
 plan benefits                $  800,875     1,251,701     667,618   2,562,590    1,816,977    6,505,621     244,735     13,850,117
===================================================================================================================================


                                                                     (Continued)

COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

- -------------------------------------------------------------------------------------------------------------------------------

                                               Year ended December 31, 1995
                                                  Participant directed
                              ---------------------------------------------------------
                                                                                               Non-
                                                                                            participant
                                  Money                                       Company        Directed     Drovers
                                  Market       Balanced   Bond     Equity      Stock         General      Transfer
                                   Fund          Fund     Fund      Fund       Fund         Trust Fund     Fund         Total
- -------------------------------------------------------------------------------------------------------------------------------
Additions:
 Assets transferred to (from)
  other fund                   $(62,537)       (39,678)  73,133   (105,194)   124,345        89,706      (79,775)
 Net appreciation in fair
  value of general trust fund
  investments                      -               -       -          -          -          737,620         -          737,620
 Net investment gain
  from collective trust funds                  186,094   60,660    350,079    558,238          -            -        1,155,071
 Interest and dividend income    45,650          1,216      521      2,590     16,762       289,768       27,275       383,782
 Employer contributions          81,404        139,156   43,538    241,631    127,248       377,400         -        1,010,377
 Employee contributions         153,854        222,901  102,041    594,053    329,399          -            -        1,402,248


- -------------------------------------------------------------------------------------------------------------------------------
Total additions                 218,371        509,689  279,893  1,083,159  1,155,992     1,494,494      (52,500)    4,689,098

Deductions -- payments to
 participants                  (170,218)      (361,798) (68,266)  (305,461)   (83,644)     (893,302)      (6,756)   (1,889,445)

- -------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net
  assets available for plan
  benefits                       48,153        147,891  211,627    777,698  1,072,348       601,192      (59,256)    2,799,653

Net assets available for
 plan benefits:
   Beginning of year            752,722      1,103,810  455,991  1,784,892    744,629     5,904,429      303,991    11,050,464


- -------------------------------------------------------------------------------------------------------------------------------
   End of year                $ 800,875      1,251,701  667,618  2,562,590  1,816,977     6,505,621      244,735    13,850,117
- -------------------------------------------------------------------------------------------------------------------------------

                                                                     (Continued)

COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements


===================================================================================================================================

                                                    December 31, 1994
                                                  Participant directed
                                -------------------------------------------------------------
                                                                                                   Non-
                                                                                               participant
                                 Money                                            Company        Directed     Drovers
                                 Market       Balanced      Bond      Equity       Stock         General      Transfer
                                  Fund          Fund        Fund      Fund         Fund       Trust Fund      Fund         Total
- ------------------------------------------------------------------------------------------------------------------------------------
Assets:
  Cash                          $(24,568)       (46,261)     (5,874)       (253)      96,183         -           -          19,227
  Investments:
    Money market funds              -              -           -           -            -         790,939        -         790,939
    Mutual funds                    -              -           -           -            -          94,213        -          94,213
    Certificates of deposit         -              -           -           -            -            -        296,882      296,882
    United States Treasury
     notes                          -              -           -           -            -         502,656        -         502,656
    United States Government
     agencies                       -              -           -           -            -       1,018,133        -       1,018,133
    Corporate obligations           -              -           -           -            -       1,160,374        -       1,160,374
    Common stocks                   -              -           -           -            -       1,750,234        -       1,750,234
    Collateralized mortgage
     obligations                    -              -           -           -            -          11,267        -          11,267
    Cole Taylor Financial
    Group Common Stock Fund         -              -           -           -         605,430         -           -         605,430
    Cole Taylor Bank Collective
     trust funds:
      Money Market Fund          775,876           -           -           -            -            -           -         775,876
      Balanced Fund                 -        1, 104,195        -           -            -            -           -       1,104,195
      Bond Fund                     -                       438,966        -            -            -           -         438,966
      Stock Fund                    -              -           -      1,646,690         -            -           -       1,646,690
    Employee contributions
        receivable                11,911         12,800       4,108      23,964       10,883         -           -          63,666
    Employer contributions
        receivable                21,917         37,835      15,006      80,249       17,531      516,116        -          68,654
   Interest receivable                93             63          18         118        1,576       69,721       7,109       78,698
   Other (payables)
    receivables                  (32,507)        (4,822)      3,767      34,124       13,026       (9,224)       -           4,364
- -----------------------------------------------------------------------------------------------------------------------------------
Net assets available for
  plan benefits                 $752,722      1,103,810     455,991   1,784,892      744,629    5,904,429     303,991   11,050,464
===================================================================================================================================

                                                                    (Continued)

COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

================================================================================================================================
                         Year ended December 31, 1994
                             Participant directed
           --------------------------------------------------------
                                                                                                 Non-
                                                                                              participant
                                  Money                                        Company         Directed    Drovers
                                  Market    Balanced     Bond      Equity       Stock          General     Transfer
                                   Fund       Fund       Fund      Fund         Fund          Trust Fund     Fund       Total
- -----------------------------------------------------------------------------------------------------------------------------
Additions:
  Assets transferred to (from)
   other fund                     $ 27,598   (207,708)   (54,753)    (71,207)    571,871       (21,831)  (243,970)       -
  Net depreciation in fair
   value of general trust fund
   investments                        -          -          -           -           -         (446,718)       -      (446,718)
  Net investment gain (loss)
   from collective trust funds        -       (32,368)      (746)     (1,235)     49,355          -           -        15,006
 interest and dividend income       23,657     (3,191)    (2,996)      1,751       2,526       275,829     32,813     330,389
  Employer contributions            54,010     51,421     30,838     159,988      18,758       516,117        -       831,132
  Employee contributions           201,174    375,445    118,972     632,399     102,119           -          -     1,430,109
- -----------------------------------------------------------------------------------------------------------------------------
Total additions                    306,439    183,599     91,315     721,696     744,629       323,397   (211,157)  2,159,918

Deductions - payments to
 participants                      (97,822)   (62,051)   (10,777)   (196,934)       -       (1,960,914)   (34,821) (2,363,319)
- -----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net
 assets available for plan
 benefits                          208,617    121,548     80,538     524,762     744,629    (1,637,517)  (245,978)   (203,401)

Net assets available for
 plan benefits:
   Beginning of year               544,105    982,262    375,453   1,260,130        -        7,541,946    549,969  11,253,865
- -----------------------------------------------------------------------------------------------------------------------------
     End of Year                  $752,722  1,103,810    455,991   1,784,892     744,629     5,904,429    303,991  11,050,464
=============================================================================================================================

                                                                      Schedule I
                                                                      ----------
COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Assets Held for Investment

December 31, 1995


====================================================================================================================================
                     b.                                      c.                                          d.                e.
a.            Identity of issue                         Description                                     Cost            Fair value
- ------------------------------------------------------------------------------------------------------------------------------------
  Cash                                   Cash                                                          $ 124,147          124,147
  Federated Master Trust                 Money Market Funds                                              808,385          808,385
  Rowe (T. Price) Small-Cap Value Fund   Mutual Fund - 7,596 shares                                       87,190          125,567
* Cole Taylor Bank                       CDs - **                                                        239,021          239,021
  U.S. Treasury note                     Note - par $250,000 due 10/15/96, 8.00%                         246,406          255,156
  U.S. Treasury note                     Note - par $250,000 due 01/15/97, 8.00%                         261,875          256,875
  U.S. Treasury note                     Note - par $325,000 due 1/15/00, 6.375%                         328,250          336,781
  U.S. Treasury note                     Note - par $340,000 due 7/31/00, 6.125%                         340,112          350,093
  U.S. Treasury note                     Note - par $65,000 due 9/30/00, 6.125%                           65,771           66,970
  Twelve Federal Land Banks              Government agency note - par $300,000 due 01/20/97, 7.35%       306,750          306,469
  Federal National Mortgage Association  Government agency note - par $250,000 due 05/11/98, 8.15%       250,820          265,078
  Federal National Mortgage Assn. MTN    Government agency note - par $350,000 due 2/12/98, 5.740%       338,688          350,000
  Federal Farm Credit Bank               Government agency note - par $85,000 due 3/l/99, 5.79%           84,150           84,920
  Federal Home Loan Bank MTN             Government agency note - par $35,000 due 11/20/00, 6.53%         35,175           35,492
  Student Loan Mortgage Association      Government agency note - par $125,000 due 08/01/99, 6.00%       123,611          127,109
  MCI Communications                     Corporate obligation - par $100,000 due 03/23/99, 6.25%          97,414          101,750
  Ford Motor Company                     Corporate obligation - par $100,000 due 01/01/00, 5.93%         100,000           99,300
  General Motors Corporation             Corporate obligation - par $250,000 due 06/15/03, 7.00%         248,528          260,860
  Phillip Morris Co., Inc.               Corporate obligation - par $100,000 due 10/01/04, 7.125%         99,869          105,563
  Wal-Mart Stores Inc.                   Corporate obligation - par $100,000 due 10/01/99, 6.125%         96,279          101,438
  Warner Lambert Co.                     Corporate obligation - par $175,000 due 09/15/02, 6.625%        173,706          182,219
  RJR Nabisco Holdings Corp. PFD         Preferred stock - 2,000 shares                                   13,000           12,750
  Alco Standard                          Common stock - 2,200 shares                                      59,545          100,375
  Amoco Corporation                      Common stock - 1,375 shares                                      87,162           98,312
  Citicorp                               Common stock - l,600 shares                                      95,360          107,600
  AT&T                                   Common stock - 1,425 shares                                      83,260           92,269
  Johnson and Johnson                    Common stock - 1,400 shares                                      99,190          119,700
  Marriott International                 Common stock - 2,700 shares                                      96,457          103,275
  MBNA Corp.                             Common stock - 2,425 shares                                      71,031           89,422
  First Data Corp.                       Common stock - 1,600 shares                                      52,935          107,000
  ADC Telecommunications Inc.            Common stock - 2,900 shares                                      55,236          105,850
  International Business Machines        Common stock - 900 shares                                        68,695           82,238
  Merck & Co., Inc.                      Common stock - 1,900 shares                                      96,378          124,688
  Health Management Associates           Common stock - 4,218 shares                                      40,118          110,195
  Hewlett Packard Co.                    Common stock - 1,000 shares                                      62,300           83,750
  Eastman-Kodak Co.                      Common stock - 700 shares                                        48,370           46,900
  Compaq Computer Corp.                  Common stock - 2,050 shares                                      99,936           98,400
  Minnesota Mining and Mfg.              Common stock - 1,050 shares                                      60,349           69,694
  Illinois Tool Works, Inc.              Common stock - 1,550 shares                                      52,553           91,450
  Integrated Health Services             Common stock - 1,450 shares                                      38,656           36,250
  International Paper Co.                Common stock - 2,000 shares                                      80,733           75,750
  Microsoft Corp.                        Common stock - 1,100 shares                                      60,335           96,525
  Morton International, Inc.             Common stock - 1,350 shares                                      40,973           48,431
  Motorola Inc.                          Common stock - 1,400 shares                                      30,056           79,800
  Norwest Corp.                          Common stock - 2,875 shares                                      57,783           94,875
  Olsten Corp.                           Common stock - 2,300 shares                                      79,435           90,850
  Pep Boys Manny Moe & Jack              Common stock - 1,900 shares                                      48,677           48,688
  PepsiCo, Inc.                          Common stock - 1,825 shares                                      87,122          101,972
  Norfolk Southern Corp.                 Common stock - 1,175 shares                                      75,489           93,266
  Procter & Gamble Co.                   Common stock - 1,225 shares                                      77,527          101,675
  Sara Lee Corp.                         Common stock - 3,075 shares                                      86,623           98,400
* Cole Taylor Bank:
    Collective Balanced Fund             102,228 units                                                 1,020,035        1,182,702
    Collective Bond Fund                 58,404 units                                                    590,633          641,574
    Collective Stock Fund                192,380 units                                                 2,041,978        2,404,710
* Cole Taylor Financial
   Group Common Stock Fund               Common stock - 59,219 shares                                  1,181,269        1,769,168
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $  11,295,346       13,191,697
====================================================================================================================================

*  Indicates party-in-interest to the Plan.

** The greater of 9-1/2% or a floating rate tied to average treasury bill rates. Expires the last day of any calendar quarter of any year upon proper notice or December 31, 2031, whichever comes first.

See accompanying independent auditors' report

                                                                Schedule II
                                                                -----------
COLE TAYLOR FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN

Schedule of Reportable Transactions - Series and Transactions in the
  Same Security

Year ended December 31, 1995

==================================================================================================================================
                                                                                                                 (h)
                                                                                          (f)                  Current
                                    (b)                                                 Expense                value of
        (a)                Description of asset         (c)          (d)       (e)      incurred      (g)      asset on      (i)
    Identity of         (include interest rate and    Purchase     Selling    Lease       with        Cost   transaction  Net gain
   party involved      maturity in case of a loan)     price        price     rental   transaction  of asset    date       (loss)
- ----------------------------------------------------------------------------------------------------------------------------------
* Money Market Fund       Collective Money Market
                           Fund units              $     -         835,780      -          -         835,780        -        -
* Equity Fund             Collective Stock Fund
                           units                      779,535         -         -          -            -        779,535     -
* Company Stock Fund      Cole Taylor Financial
                           Group, Inc. Common Stock   746,159         -         -          -            -        746,159     -
* General Trust Fund      Federated Master Trust    2,218,680         -         -          -            -      2,218,680     -
* General Trust Fund      Federated Master Trust         -       2,975,315      -          -       2,975,315        -        -
* Company Stock Fund      Federated Master Trust         -         759,797      -          -         759,797        -        -
* Money Market Fund       Federated Master Trust      862,009         -         -          -            -        862,009     -
* Equity Fund             Federated Master Trust    1,245,568         -         -          -            -      1,245,568     -
* Equity Fund             Federated Master Trust         -       1,167,944      -          -       1,167,944        -        -
==================================================================================================================================

* Indicates party-in-interest to the Plan.

See accompanying independent auditors' report.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Cole Taylor Financial Group, Inc. 401(k) / Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             Cole Taylor Financial Group, Inc.
                                             401(k) / Profit Sharing Plan


Date: June 28, 1996                          By:   /s/ J. Christopher Alstrin
                                                -----------------------------
                                                   J. Christopher Alstrin
                                                   Chief Financial Officer